FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

EUROSEAS LTD.
(Translation of registrant's name into English)

Euroseas Ltd.
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as (i) Exhibit 1.1 is a copy of the Underwriting Agreement dated November 6, 2007 (the “Underwriting Agreement”), entered into among Euroseas Ltd. (the "Company"), Wachovia Capital Markets, LLC, Oppenheimer & Co. Inc. and Friends Investment Company Inc. and (ii) Exhibit 21.1 is a copy of the list of subsidiaries of the Company.

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-3, Registration Statement No. 333-142794.